SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JETBLUE AIRWAYS CORPORATION
(Name of Subject Company (Issuer))
JETBLUE AIRWAYS CORPORATION
(Name of Filing Person (Issuer))
5.50% Convertible Debentures due 2038 (Series B)
(Title of Class of Securities)

477143AE1
(CUSIP Number of Class of Securities)

James G. Hnat Executive Vice President, General Counsel and Corporate Secretary 27-01 Queens Plaza North Long Island City, New York 11101 (718) 709-3026	with copy to: Colin Diamond White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$41,952,000	$4,874.82

* Calculated solely for purposes of determining the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 5.50% Convertible Debentures due 2038 (Series B) (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of September 16, 2015, there was $41,952,000 aggregate principal amount of Securities outstanding, resulting in an aggregate purchase price of $41,952,000.
** The amount of the filing fee equals $116.20 per $1,000,000 of the value of the transaction.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,874.82	Filing Party: JetBlue Airways Corporation
Form or Registration No.: Schedule TO-I (File No. 005-78219)	Date Filed: September 16, 2015

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY STATEMENT
This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2015 (as amended and supplemented, the “Schedule TO”) by JetBlue Airways Corporation (the “Company”) with respect to the right of each holder (the “Holder”) of the Company’s 5.50% Convertible Debentures due 2038 (Series B) (the “Securities”) to sell and the obligation of the Company to purchase the Securities, as set forth in the Company’s Notice of Repurchase Right, dated September 16, 2015 (the “Issuer Repurchase Notice”), filed as an exhibit to this Schedule TO (which Issuer Repurchase Notice, as amended or supplemented from time to time, constitutes the “Option”). This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The Option expired at 5:00 p.m., New York City time, on Wednesday, October 14, 2015, and any Securities previously surrendered by a Holder for repurchase could be validly withdrawn at any time prior to 5:00 p.m., New York City time, on Wednesday, October 14, 2015. Based on final information provided to the Company by Wilmington Trust Company, as trustee and paying agent, none of the Securities were validly surrendered for repurchase pursuant to the Option as of 5:00 p.m., New York City time, on Wednesday, October 14, 2015. Accordingly, none of the Securities were accepted for repurchase by the Company pursuant to the Option.
This Amendment No. 1 includes only the items in the Schedule TO that are being amended. Unaffected items are not being included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the exhibits thereto and hereto.

Item 12. Exhibits.

(a)	Issuer Repurchase Notice, dated September 16, 2015, previously filed with the SEC on September 16, 2015.
(b)	Not applicable.
(d)(1)	Indenture, dated as of March 16, 2005, between the Company and the Trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 16, 2005.
(d)(2)
Third Supplemental Indenture, dated as of June 4, 2008, between the Company and the Trustee, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 5, 2008.

(g)	Not applicable.
(h)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 15, 2015

JETBLUE AIRWAYS CORPORATION

By: /s/ Mark D. Powers
Name: Mark D. Powers
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)	Issuer Repurchase Notice, dated September 16, 2015, previously filed with the SEC on September 16, 2015.
(b)	Not applicable.
(d)(1)	Indenture, dated as of March 16, 2005, between the Company and the Trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 16, 2005.
(d)(2)
Third Supplemental Indenture, dated as of June 4, 2008, between the Company and the Trustee, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 5, 2008.

(g)	Not applicable.
(h)	Not applicable.